Exhibit 12

DELTA AIR LINES, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
 (in millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Earnings (loss)
Income (loss) before income taxes	$(429)	$301	$(1,027)	$(423)

Add (deduct)
Fixed charges from below	370	363	735	714
Income from equity investees	-	(11)	(3)	(18)
Distributed income of equity investees	-	20	-	44
Interest capitalized	(3)	(3)	(5)	(6)

Earnings (loss) as adjusted	$(62)	$670	$(300)	$311

Fixed charges
Interest expense, including capitalized amounts and
amortization of debt costs	$200	$195	$397	$374
Preference security dividend	5	6	9	12
Portion of rental expense representative of the
interest factor	165	162	329	328

Total fixed charges	$370	$363	$735	$714

Ratio of earnings (loss) to fixed charges (1)	(0.17)	1.85	(0.41)	0.44

(1) Fixed charges exceeded our adjusted earnings (loss) by $432 million and $1 billion for the three and six months ended
June 30, 2004, respectively and by $403 million for the six months ended June 30, 2003.